    March 17, 2015

Hillary Daniels, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	India Globalization Capital, Inc.

Dear Ms. Daniels:

Good morning Ms. Daniels.

Apologies as to the legal opinion filed with shelf registration statement on Form S-3 (No. 333-201822).  A correct opinion is attached for your review.  We intend to file just the opinion by amendment of Part II today or tomorrow.

May we then request acceleration for the selling shareholder registration statement on Form S-3 (No. 333-201753)?

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman